



SECURITIE   04004290   ;ION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 49359

~~~FIVED

FEB 27 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Princeton Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, Suite 1004
                                    (No. and Street)

New York   New York   10006
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael McGovern   (212) 668-8700
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
                    (Name – if individual, state last, first, middle name)

3000 Marcus Avenue   Lake Success   New York   11042
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 22 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Enzo Lippolis_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Princeton Securities Group, Inc._____ , as of ___December 31_____ , 20_03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

___President_____

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income~~XXXXX~~.
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity~~XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX~~.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRINCETON SECURITIES GROUP, INC.

CONTENTS

	Page Number
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Stockholder's Equity	5
Statement of Changes in Liabilities Subordinated to Claims of Creditors	6
Notes to Financial Statements	7-10
Supplementary Information:	
Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule IV Reconciliations Under Rule 17a-5(d)(4) of the Securities and Exchange Commission	14
Independent Auditors' Report on Internal Accounting Control	15-16

PRINCETON SECURITIES GROUP, INC.

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

****

PRINCETON SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 475,080
Securities owned, at market	954,984
Receivable from clearing organization	8,613
Commissions receivable	91,332
Other receivables	184,735
Advances to related parties	34,525
Prepaid expenses	44,911
Prepaid income tax	80,876
Deferred tax asset	7,400
Furniture, fixtures and equipment, net of accumulated depreciation of $93,221	83,503
	$ 1,965,959

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other payables	$ 415,063
Stockholder's equity:	
Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding	10,000
Additional paid-in capital	95,000
Retained earnings	1,445,896
	1,550,896
	$ 1,965,959

The accompanying notes are an integral part of this financial statement.

PRINCETON SECURITIES GROUP, INC.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

Princeton Securities Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company principally engages in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Securities Transactions:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture, fixtures and equipment:

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated and straight line methods over the estimated useful lives of the related assets. The useful lives of the assets range from 3 to 5 years.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes have been recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes.

3. **SECURITIES OWNED, AT MARKET:**

Securities owned, at market, consist of a short-term income fund.

4. **RECEIVABLE FROM CLEARING ORGANIZATION:**

Receivable from clearing organization arises as a result of the Company's normal securities transactions.

5. **SEAT LEASE:**

The Company leases four seats on the New York Stock Exchange. The lease payments, which are guaranteed by the Company, are as follows:

Expiration Date	Annual Lease Payments
October 2, 2004	$ 210,000
June 12, 2004	$ 200,000
November 10, 2004	$ 205,000
April 18, 2004	$ 235,000

6. **ADVANCES TO RELATED PARTIES:**

Advances are non-interest bearing and due on demand.

7. **INCOME TAXES:**

The net deferred tax asset is a result of temporary differences arising primarily from commissions receivable, prepaid expenses and accrued expenses and other payables. The net deferred tax asset is as follows:

Deferred tax asset	$ 19,700
Deferred tax liability	(12,300)
Net deferred tax asset	$ 7,400

8. EXPENSE SHARING ARRANGEMENT:

The Company has entered into an expense sharing agreement with PSG Executions, Inc., where certain officers and shareholders are officers and shareholders of the Company, whereby Princeton Securities Group, Inc. will be paying for all expenses incurred by PSG Executions, Inc. that are in excess of $1,000. At December 31, 2003, those expenses amounted to $24,525 and are included in Advances to Related Parties.

9. SOFT DOLLAR AGREEMENT:

The Company has entered into a Soft Dollar Agreement with another firm, whereby Princeton Securities Group, Inc. will receive commission income on executed trades from order flow generated from that firm and will in return pay certain research related fees and expenses of that firm as it relates to that order flow.

10. SUBORDINATED LIABILITIES:

The Company had a New York Stock Exchange Membership which was contributed for the use of the Company under a use and proceeds agreement. A corresponding liability, which was subordinated to the contributing stockholder-member had also been established. At December 31, 2003, the New York Stock Exchange Membership was no longer available for the use of the Company.

11. CLEARANCE AGREEMENT:

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company is required to maintain cash or securities of not less than $500,000. This deposit is included with securities owned, at market.

12. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2003, the Company had net capital, as defined, of $1,028,997 which was $969,965 in excess of its required net capital of $59,032. At December 31, 2003, the Company had aggregate indebtedness of $885,480. The ratio of aggregate indebtedness to net capital was .86 to 1.

13. OFF-BALANCE-SHEET RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2003, this credit risk amounts to $660,729.

14. PROFIT SHARING PLAN:

The Company sponsors a defined contribution plan covering substantially all of the Company's employees. The contribution under the plan is 20% of base pay up to statutory limitations. The contribution, which is at management's discretion, is determined annually. Management elected not to made a contribution for the year ended December 31, 2003.

****

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Princeton Securities Group, Inc.

We have audited the accompanying statement of financial condition of Princeton Securities Group, Inc. (the "Company") as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Princeton Securities Group, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weish LLP
_____
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 12, 2004